                                HEALTHSPORT, INC.
                          7633 E 63rd Place, Suite 220
                                 Tulsa, OK 74133

September 26, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         Re:      Healthsport, Inc., File No. 0-23100
                  December 31, 2007 Form 10-K
                  March 31, 2008 Form 10-Q
                  June 30, 2008 Form 10-Q

Dear Mr. Rosenberg:

We are in receipt of your comment letter dated August 28, 2008.

Following are our responses to your comments:

Form 10-K for Fiscal Year Ended December 31, 2007
-------------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 1:  Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

Stock Option Plans, page 31
---------------------------

1. You adopted SFAS 123R in the first quarter of 2006. However, you recognized 2007 stock compensation expense of $1,536,423 based on "amortization of the intrinsic value of common stock options" and continue to present the contra equity account "Intrinsic Value of Common Stock Options." Please explain how this accounting treatment complies with SFAS 123R.

Response:

         We adopted SFAS 123R in the first quarter of 2006. At that time we did not have any unexercised options. When we subsequently granted options, we used Black-Scholes to calculate a value and made an entry to credit Additional Paid-in Capital and debit Intrinsic Value of Common Stock Options for the estimated fair value of the option. Subsequent to granting the option, we amortized the calculated value of the option to expense by debiting Non-cash Compensation Expense and crediting Intrinsic Value of Common Stock Options. At any point in time, the balance in Intrinsic Value of Common Stock Options should equal the total unamortized value of the stock options. We felt we were providing more complete disclosure than if we had merely credited Additional Paid-in Capital with the monthly amortization of the value of the option.

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Note 2: Acquisitions
--------------------

Innozen, Inc., page 34
----------------------

2. Please provide us with the analysis supporting your conclusions that Healthsport was the acquiring entity in this acquisition. Specifically address a. through e. in paragraph 17 of SFAS 141.

Response:

a.       The relative voting rights in the combined entity after the combination
         - all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Response:
         After the completion of the acquisition of Innozen, Inc. by Healthsport, Inc., the following table summarizes the relative ownership of the combined entity:

                                             Former
                                             Innozen        All other       Healthsport
                                           Shareholders    Shareholders        Total
                                            ----------      ----------      ----------
Issued shares on date of acquisition        18,249,952      22,873,276      41,123,228
Stock subscribed at time of acquisition           --           643,669         643,669
                                            ----------      ----------      ----------
     Issued shares at June 30, 2007         18,249,952      23,516,945      41,766,897
                                            ----------      ----------      ----------

Percentage                                        43.7%           56.3%          100.0%

Options outstanding                          2,825,390       1,085,000       3,910,390
                                            ----------      ----------      ----------

Total assuming exercise of all options      21,075,342      24,601,945      45,677,287
                                            ==========      ==========      ==========

Percentage                                        46.1%           53.9%          100.0%

The shareholders of Healthsport before the acquisition of Innozen owned 56.3% of the Company after the completion of the acquisition of Innozen and retained control of Healthsport.

b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest - all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

     Response:

     After the acquisition of Innozen there was one shareholder who owned approximately 25.7% of the outstanding shares and 23.5% of the shares assuming the exercise of all outstanding options. This shareholder owned approximately 58.7% of Innozen and the Company was advised that it was this company's intention to distribute its shares of HealthSport to its shareholders, none of which would own 5% of Healthsport. On April 24, 2008, this company distributed its HealthSport stock to its 222 shareholders.

c. The composition of the governing body of the combined entity - all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

     Response:

     After the transaction, the Board of Directors was composed of five members. Three of the board members were associated with Healthsport prior to the acquisition of Innozen and two of the directors were employees of Innozen.

d. The composition of senior management of the combined entity - all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

     Response:

     After the transaction, the Chairman of the Board of Directors was an Innozen employee and the Chief Executive Officer and Chief Financial Officer were employees of Healthsport prior to the completion of the transaction.

e. The terms of the exchange of equity securities - all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

     Response:

     The securities of Innozen were not listed prior to the acquisition. Accordingly, there is no reliable measure of the value of Innozen outside of the shares issued by Healthsport.

We used the information above to conclude that Healthsport was the acquiring entity.

3. You disclose that patent costs include "costs allocated to the proprietary technology for formulation of the thin film" and trade secrets include "costs allocated to our formulations." Also, you stat that only 5 patents exist, all of which are pending, and that 82% of InnoZen's 2006 sales were to three customers. Please provide us a summary that explains how the fair value of the acquired capitalized patent and trade secret costs, trademarks and client lists were determined. In your summary, provide a breakdown showing the amount allocated to each asset and explain the methodology and key assumptions used in this determination.

Response:

The following schedule itemizes the amounts allocated to intangibles in the acquisition of InnoZen.

Trade secrets and patents                                    $    17,128,968
Client lists                                                         846,000
Trademarks                                                         1,128,000
                                                             ---------------
                                                                  19,102,968
Research and development                                             847,336
Goodwill                                                           8,540,950
                                                             ---------------
                                                             $    28,491,254
                                                             ===============

In developing the allocation to each intangible the Company relied on input from Matt Burns, who was the principal operating officer of Innozen at the time of the acquisition.

While the amount changed slightly by the time the audit was completed, the total allocated to intangibles was $28,491,254. Of this amount, the initial allocation included approximately 60% for trade secrets and patents, 3% to client lists, 4% for trademarks, 3% for research and development and 30% for goodwill.

Trade secrets and patents - The back bone of our business are the trade secrets and patents for our products. There is only one patent for our bi-layer strip, which is our current delivery medium of choice. This same patent utilizes all trade secret formulations which can be delivered using the bi-layer strip technology. Accordingly, we allocated approximately 60% to patents and trade secrets.

Client lists - Due to the small number of Innozen clients it was determined to allocate a relatively small amount to client lists. At the time we felt it might be possible to expand relationships with these customers to include the new range of products which had already been developed or possibly develop new customer specific products. Accordingly, we allocated approximately 3% to client lists.

Trademarks - Trademarks for our products are an important part of our marketing plans. Trademarks have been relatively easy to obtain and at a relatively low cost; accordingly, we allocated 4% to our trademark cost.

Research and development - The majority of the cost for research and development had been incurred to develop the bi-layer strip delivery system. This amount was based on the approximate total costs incurred to date.

4. It appears that your acquisition of InnoZen includes the settlement of a pre-existing relationship. Please provide the disclosures required by paragraph 8 of EITF 04-1 or explain to us why these disclosures are not necessary.

Response:

Paragraph 8 of EITF 04-1 states:

The Task Force also reached a consensus that the following disclosures should be required for business combinations between parties with a preexisting relationship:

a.       The nature of the preexisting relationship

b. The measurement of the amount of the settlement of the preexisting relationship, if any, and the valuation method used to determine the settlement amount

c. The amount of any settlement gain or loss recognized and its classification in the statement of operations.

When the acquisition was completed, Innozen was holding inventory, at our request, which it had produced on contract for Healthsport. The contract had been paid in 2006. In addition, at closing, Healthsport had advanced $750,000 to Innozen in the form of loans or advances for product to be produced. The liability to Healthsport was disclosed.

5. In your September 20, 2007 Form 8-K/A, InnoZen discloses that it entered into a distribution contract with Schering-Plough whereby it was granted an exclusive royalty free license to distribute, market, offer to sell and import your film strip products in Australia, New Zealand, Singapore, Indonesia, Pakistan, Hong Kong, Taiwan, Vietnam, Malaysia, Thailand, Philippines, India and China. This disclosure appears to have been omitted from your 2007 Form 10-K. Please revise your disclosure to include the significant terms of this contract or explain why it was not included in your filing. Also, explain the impact of this distribution agreement on your valuation of InnoZen intangible assets.

Response:

We did not include any additional disclosure relating to this contract in our 2007 Form 10-K as we did not feel it was still significant. To date we have not had any of our products approved to be sold in any of the mentioned locations.

We considered this contract at the time we valued the intangibles as a potential future market for our products. This may still come to pass, however, until there is some indication of future sales, we did not feel continued disclosure was appropriate.

6. In your September 20, 2007 Form 8-K/A, InnoZen discloses that sales were significantly concentrated with three customers in 2006. This disclosure appears to have been omitted from your 2007 Form 10-K. Please revise your disclosure to include this information or explain why it was not included in your filing.

Response:

The disclosure of customer size in Item 1 was made based on the historical revenues included on the Statement of Operations and was not done for the pro forma revenues included in Note 2 to the Consolidated Financial Statements.

7. You disclose the 2006 pro forma impact of the InnoZen acquisition as resulting in a net loss of $3,571,337 and net loss per share of $0.15. However, in your September 20, 2007 Form 8-K/A, the corresponding amounts disclosed were a net loss of $6,354,009 and net loss per share of $0.27. Please explain to us the factors that produced these material differences. Revise your disclosure in your Form 10-K, as appropriate.

Response:

The pro forma calculation in the Form 8-K/A filed on September 20, 2007, assumed the acquisition occurred as of January 1, 2006 and included the following items:

         o   Expenses the research and development cost which was
             recorded as part of the acquisition of Innozen           $  847,336
         o   Amortization of intrinsic value of common stock
             options as if the options had been issued at the
             beginning of 2006                                           944,904
         o   Record amortization of intangibles as if the
             acquisition had occurred at the beginning of 2006         1,169,928
                                                                     -----------
                                                                     $ 2,962,168
                                                                     ===========

Since the actual amounts were included in 2007 for these items, the 2006 amounts in the 10-K were not restated and include only actual operations for both companies.

Item 9(A)T:  Controls and Procedures
------------------------------------

(b) Changes in Internal Controls, page 47
-----------------------------------------

8. Please revise to disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (your fourth quarter in an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. See paragraph (b) of Item 308T of Regulation S-K. This comment also applies to your disclosure in your Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008.

Response:

We had miss-read the instructions and included this disclosure for the period after the end of the period rather that the fourth quarter for the 10-K and the quarterly periods in the 10-Qs. We will correct when we amend the filings.

Exhibits 31.1 and 31.2
----------------------

9. Please revise these certifications to include the entire introductory language of paragraph 4, which also addresses internal control over financial reporting, and describe your responsibilities for the design and operation of internal controls over financial reporting as required under paragraph 4(b). This comment also applies to the certifications filed with your Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008.

Response:

We will make these corrections when we amend the filings.

The Company acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

HEALTHSPORT, INC.


/s/ Hank Durschlag
----------------------------
M.E. "Hank" Durschlag
Acting Chief Executive Officer

Cc Creason & Associates, P.L.L.C.